Exhibit 99.1

Pan American Silver Increases Proven and Probable Silver Mineral Reserves to 323.5 Million Ounces

Gold Proven and Probable Mineral Reserves Increase to 2.5 Million Ounces

(All amounts in US dollars unless otherwise stated and all production figures are approximate)

VANCOUVER, Feb. 19, 2014 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) ("Pan American" or the "Company") more than replaced the proven and probable silver and gold mineral reserves mined during 2013 as a result of another very successful mine-site exploration campaign.

Commenting on last year's exploration results, Michael Steinmann, Executive Vice President Corporate Development and Geology said, "2013 was another successful exploration year for Pan American. Despite using lower metal prices and enduring cuts to our exploration budget, we not only replaced the silver ounces we mined, but we increased our silver mineral reserves by 2% to a record 323.5 million ounces. In addition to extending the lives of our mines', our exploration success has allowed us to plan an expansion at La Colorada, where we expect to increase the annual production to approximately 7.7 million ounces of silver by 2018. During the last ten years, our mine-site exploration efforts have paid off handsomely. We have added almost 270 million ounces of silver to our mineral reserves in that period, excluding acquisitions, more than replacing the 224.6 million ounces of silver mined.  The average cost of the new silver reserves added during that period is approximately $0.38 per ounce; without question an excellent return on our investment in exploration".

In 2013, Pan American spent $16.3 million on mine-site exploration and completed nearly 150 kilometers of diamond drilling.  Through these exploration activities, the Company discovered 40.1 million ounces of new proven and probable silver mineral reserves, which has more than replaced the 33.7 million ounces of silver that were mined during the year.

The La Colorada mine once again returned outstanding exploration results in 2013 with a net addition of 16.6 million contained silver ounces to finish the year with 81.4 million ounces of proven and probable silver mineral reserves, a 26% increase year-on-year. La Colorada now hosts the largest silver reserves in the Company. In the past four years, Pan American has discovered approximately 85 million ounces of new proven and probable silver mineral reserves at La Colorada, mainly in the sulphide mineralization of the NC2 and Amolillo veins.  Wide spaced, deep drilling indicates that both structures may extend far beyond the current proven and probable reserves and these zones will continue to be targeted in the Company's 2014 exploration program.

At Dolores, an optimized mineral reserve estimate focusing on lower tonnage and higher grade mineralization was recently completed, which better reconciles with actual mining experience to date. A new optimized pit was then designed incorporating lower metal prices and updated operating costs. Notably, tonnes of proven and probable mineral reserves decreased from 87.8 million tonnes to 68.6 million tonnes; however, silver grades increased to 33 g/t and gold grades increased significantly to 0.79 g/t. Including 2013's mining depletion of 5.4 million tonnes, 8.2 million ounces of silver and 79,000 ounces of gold, proven and probable silver reserves declined by 3.5 million ounces to 72.6 million ounces, while proven and probable gold reserves increased by 135,000 ounces to 1.75 million ounces. Dolores' inferred mineral resources increased substantially by 9.9 million ounces of silver and 217,700 ounces of gold mostly due to positive exploration to the south of the current pit.

Successful exploration results were also achieved at Huaron, Morococha and San Vicente, where cost reductions and improved concentrate sales conditions helped to offset lower metal prices used for the new reserve estimates. All three operations more than replaced the silver ounces mined during 2013. Huaron now has the third largest silver reserve in the Company with 62.3 million ounces, while Morococha and San Vicente have 34.3 million ounces and 37.5 million ounces, respectively.

Exploration at the Manantial Espejo mine in Argentina replaced 42% of the proven and probable silver mineral reserves mined in 2013.

The following table illustrates the changes in Pan American's estimated proven and probable silver mineral reserves, year-over-year:

Proven & probable silver mineral reserves as of December 31, 2012(1)	317.0 million ounces
Less: Contained ounces mined during 2013	(33.7) million ounces
Plus: Contained ounces discovered by exploration during 2013	40.1 million ounces
Proven & probable silver mineral reserves as of December 31, 2012(2)	323.5 million ounces

(1) Prices used to estimate Mineral Reserves for 2012 were Ag $25.00 per ounce, Au $1,350 per ounce, Pb $1,850 per tonne, Zn $1,750 per tonne and Cu $6,500
(2) Prices used to estimate Mineral Reserves for 2013 were Ag $22.00 per ounce, Au $1,300 per ounce, Pb $1,950 per tonne, Zn $1,850 per tonne and Cu $6,800

In 2014, Pan American expects to invest $14.0 million to complete approximately 108 kilometers of diamond drilling at its seven operating mines.  In addition, the Company also plans to spend $6.5 million on greenfield exploration activities.

Complete mineral reserve and resource information for all metals, including tonnage and grades is available at www.panamericansilver.com.

Complete silver and gold mineral reserve and resource information at December 31, 2013 is shown in the following tables:

MINERAL RESERVES - PROVEN AND PROBABLE

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Huaron	Peru	Proven	6.9	169	37.3	N/A	N/A
		Probable	4.7	163	24.9	N/A	N/A
Morococha (92.3%)	Peru	Proven	2.7	188	16.3	N/A	N/A
		Probable	2.7	206	18.1	N/A	N/A
La Colorada	Mexico	Proven	2.4	406	31.2	0.31	23.5
		Probable	4.1	378	50.2	0.39	51.9
Dolores	Mexico	Proven	39.4	31	39.9	0.75	949.5
		Probable	29.2	35	32.7	0.85	802.3
Alamo Dorado	Mexico	Proven	4.4	68	9.7	0.29	41.0
		Probable	0.7	88	2.0	0.61	13.8
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	203.0
		Probable	6.2	7	1.4	0.57	113.1
Manantial Espejo	Argentina	Proven	3.0	135	13.2	2.06	200.7
		Probable	1.3	140	6.0	2.17	92.4
San Vicente (95%)	Bolivia	Proven	2.1	413	28.1	N/A	N/A
		Probable	0.7	406	9.4	N/A	N/A
TOTALS (i)		Proven + Probable	120.1	84	323.5	0.77	2,491.3

MINERAL RESOURCES - MEASURED AND INDICATED

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Huaron	Peru	Measured	1.5	162	7.9	N/A	N/A
		Indicated	1.0	166	5.2	N/A	N/A
Morococha (92.3%)	Peru	Measured	0.8	150	3.9	N/A	N/A
		Indicated	1.1	202	7.4	N/A	N/A
La Colorada	Mexico	Measured	0.4	164	2.2	0.15	2.1
		Indicated	1.7	255	13.8	0.29	15.7
Dolores	Mexico	Measured	2.4	31	2.5	0.51	40.4
		Indicated	9.0	32	9.2	0.96	279.0
Alamo Dorado	Mexico	Measured	1.0	43	1.3	0.22	6.8
		Indicated	1.2	78	3.1	0.40	15.9
La Bolsa	Mexico	Measured	1.4	11	0.3	0.90	31.4
		Indicated	4.5	9	1.1	0.50	59.8
Manantial Espejo	Argentina	Measured	2.0	93	5.9	1.26	79.1
		Indicated	3.4	90	9.9	1.16	127.7
San Vicente (95%)	Bolivia	Measured	0.5	117	1.9	N/A	N/A
		Indicated	0.2	129	0.9	N/A	N/A
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A
		Indicated	139.8	126	564.5	N/A	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5
		Indicated	5.9	N/A	N/A	0.67	127.1
Calcatreu	Argentina	Indicated	8.0	26	6.6	2.63	676.0
TOTALS (i)		Measured + Indicated	206.0	114	715.4	1.10	1,598.5

MINERAL RESOURCES - INFERRED

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Huaron	Peru	Inferred	8.5	161	44.0	N/A	N/A
Morococha (92.3%)	Peru	Inferred	8.0	209	53.9	N/A	N/A
La Colorada	Mexico	Inferred	2.9	265	24.5	0.42	38.8
Dolores	Mexico	Inferred	10.7	39	13.3	0.97	334.5
Alamo Dorado	Mexico	Inferred	0.0	39	0.0	0.54	0.0
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	222.4
Manantial Espejo	Argentina	Inferred	1.4	99	4.3	1.17	51.2
San Vicente (95%)	Bolivia	Inferred	3.1	330	33.2	N/A	N/A
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7
Calcatreu	Argentina	Inferred	3.4	17	1.8	2.06	226.0
TOTALS (i)		Inferred	121.5	95	297.7	0.73	1,318.7

HISTORICAL ESTIMATES

Property	Location	Unclassified	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000's oz)
Hog Heaven (ii)	USA	Historical (ii)(iii)	2.7	167	14.6	0.62	53.9
Hog Heaven (ii)	USA	Historical (ii)(iv)	7.6	133	32.7	0.70	171.9
Waterloo (v)	USA	Historical	33.8	93	100.9	N/A	N/A
TOTALS (i)		Historical	44.1	104	148.2	0.68	225.8

Notes:	The foregoing tables illustrate Pan American's share of mineral reserves and resources. Properties in which Pan American has less than 100% interest are noted next to the property name.

Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Mineral resources that are not mineral reserves have no demonstrated economic viability.

Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

See the Company's Annual Information Form dated March 28, 2013 for more information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.

Grades are shown as contained metal before mill recoveries are applied.

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves.

Metal prices used for all Mines: Ag: $22.00/oz, Au: $1,300/oz, Pb: $1,950/Tonne,Cu: $6,800/Tonne,Zn: $1,850/Tonne
Metal prices for Dolores and Alamo Dorado resources: Ag $35/oz, Au: $1,400/oz
Metal prices used for Navidad were Ag: $12.52/oz and Pb: $1,100/tonne.
Metal prices used for Calcatreu were Ag: $12.50/oz and Au: $650/oz.
Metal prices used for La Bolsa were Ag: $14.00/oz and Au: $825/oz

(i)	Totals may not add-up due to rounding.
(ii)	The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled "Hog Heaven Project Optimization Study" dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate). Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible Resources	4,500,000	2.41	0.020
Inferred Resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101-compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "indicated mineral resources".

The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "inferred mineral resources".

(iii)	The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate). Michael Steinmann, P.Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "indicated mineral resource." However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

(iv)	The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "inferred resources"

(v)	The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate). Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the NI 43-101 category of "indicated resource". However; the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Mineral resource and reserve estimates for Huaron, Dolores, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado, Morococha, Pico Machay and Calcatreu were prepared under the supervision of, or were reviewed by Michael Steinmann, P. Geo., Executive Vice-President Corporate Development and Geology and Martin G. Wafforn, P. Eng., Vice-President Technical Services, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 ("NI 43-101").  Navidad mineral resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources, formerly Sr. Consultant of Snowden Mining Industry Consultants, also a Qualified Person as that term is defined in NI 43-101.  Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this press release.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

THIS NEWS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. WHEN USED IN THIS NEWS RELEASE, THE WORDS "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "TARGETS", "POTENTIAL", AND OTHER SIMILAR WORDS AND EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  FORWARD-LOOKING STATEMENTS AND INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY'S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: THE ACCURACY OF ESTIMATED MINERAL RESERVES AND RESOURCES, ANTICIPATED RESULTS OF FUTURE EXPLORATION; FORECAST FUTURE PRECIOUS METAL PRICES; AND EXPECTATIONS THAT METALLURGICAL, ENVIRONMENTAL, PERMITTING, LEGAL, TITLE, TAXATION, SOCIO-ECONOMIC, POLITICAL, MARKETING OR OTHER ISSUES WILL NOT MATERIALLY AFFECT ESTIMATES OF MINERAL RESERVES.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH DO NOT CURRENTLY ALLOW FOR THE DEVELOPMENT OF THE NAVIDAD PROJECT; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND RESOURCES

THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (''NI 43-101'') AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS PRESS RELEASE USES THE TERMS ''MEASURED RESOURCES'', ''INDICATED RESOURCES'' AND ''INFERRED RESOURCES''. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ''RESERVE'' UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A "MEASURED RESOURCE" OR "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE".  U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY.  UNDER CANADIAN SECURITIES LAWS, ESTIMATED "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES.  DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS.  HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES.  THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF "RESERVES" ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS "RESERVES" UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:10e 19-FEB-14